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AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Extraordinary General Meeting of Shareholders (the EGM) of AVG Technologies N.V. (the Company),

to be held on 24 September 2013 at 09:30 a.m. CET, at the offices of Allen & Overy LLP,

Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Corporate Governance > Shareholders Meeting) of the Company's website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Appointment Mr Kovacs as Management Board member/CEO (voting item)

The General Meeting is requested to appoint Gary Kovacs as CEO and member of the Management Board with effect as of the end of the EGM for a period of four (4) years ending immediately following the Annual General Meeting of Shareholders in 2017. In accordance with Article 14.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board and the Management Board, the Supervisory Board nominated Mr Kovacs for appointment for his relevant knowledge of building and accelerating technologies companies world-wide, his skills and his wide business experience in that respect built up during his career at IBM, Adobe, Sybase and Mozilla.

Gary Kovacs (1963) holds a bachelor of commerce and an MBA with distinction, from the University of Calgary. He was responsible for leading the overall strategy and direction of the organization and community behind the Firefox Web browser and other Mozilla products used by over 500 million people in more than 100 countries world-wide. Prior to joining Mozilla, Mr Kovacs was Senior VP of Markets, Solutions & Products at SAP (through its acquisition of Sybase), and General Manager of Mobile & Devices at Adobe (through its acquisition of Macromedia). Previously, he led the creation and growth of Zi Corporation, a NASDAQ listed company specializing in embedded software and services delivered on more than 400 million mobile and consumer devices. He also spent 10 years at IBM in various product and leadership positions within the global software division.

3.	Approval of the remuneration for the CEO, Mr Kovacs and increase of the option and RSU pool under the Company’s share option plan (voting item)

In accordance with Article 13.4 of the Company's Articles of Association and the By-laws of the Supervisory Board, it is proposed to approve the following remuneration for Mr Kovacs:

(a) an annual base salary in the gross amount of USD 600,000;

(b) an annual performance bonus up to the gross amount of USD 600,000;

(c) a sign-on bonus in the gross amount of USD 250,000;

(d) 400,000 options (the Options) at an option price equal to the closing price of the Company's shares on the day of this EGM, subject to the Company's share option plan (the Option Plan) and the specific option award agreement between the Company and Mr Kovacs;

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(e) 400,000 restricted stock units (RSUs), subject to the terms of the RSU Appendix to the Option Plan and the specific RSU award agreement between the Company and Mr Kovacs;

(f) 100,000 RSUs, subject to the terms of the RSU Appendix to the Option Plan and the specific RSU award agreement between the Company and Mr Kovacs; and

(g) severance pay of one year fixed salary in case of a termination of employment before the first anniversary of the start of Mr Kovacs’ employment (the Start Date) and of one year fixed salary and the payment of the annual bonus earned for the prior year in case of a termination after the first anniversary of the Start Date.

Ad (d) 400,000 options

Vesting. The vesting period for the Options begins on the Start Date. A total of 25% of the Options will vest on the first anniversary of the Start Date and the remaining 75% of the Options will vest quarterly in 12 instalments of equal proportions, subject to continuance of Mr Kovacs' employment through the applicable vesting dates.

Liquidity Event. Notwithstanding the foregoing, in the event that a Liquidity Event occurs after the six-month anniversary of the Start Date and prior to the vesting in full of any Options, then one-half of such then-unvested Options will vest immediately on the date of the Liquidity Event (the Acceleration Date), provided that Mr Kovacs remains in continuous employment with the Company through the Acceleration Date, and any remaining unvested Options will vest on the first anniversary of the Acceleration Date, provided that Mr Kovacs remains in continuous employment with the Company and its affiliates through such first anniversary. A Liquidity Event means (a) a purchase by a third party of all or substantially all of the business of the Company and its subsidiaries or (b) a purchase by a third party of (i) more than 50% of the Company's issued and outstanding shares and/or (ii) all or substantially all of the shares of all subsidiaries of the Company.

Termination of Employment. Notwithstanding the foregoing, in the event that, prior to a Liquidity Event, Mr Kovacs' employment is terminated by the Company or an affiliate without cause (a) after the first anniversary of the Start Date and on or prior to the 18 month anniversary of the Start Date, then any then-outstanding Options that would have vested within six months after the date of termination will vest immediately or (b) more than 18 months after the Start Date, then any then-outstanding Options that would have vested within 12 months after the date of termination will vest immediately.

Ad (e) 400,000 RSUs

Vesting. The vesting period for these RSUs begins on the Start Date. A total of 25% of the RSUs will vest on the first anniversary of the Start Date and the remaining 75% of the RSUs will vest annually in 3 instalments of equal proportions, subject to continuance of Mr Kovacs' employment through the applicable vesting dates.

Liquidity Event. The liquidity provision set out above for the Options applies mutatis mutandis to the 400,000 RSUs.

Termination of Employment. Notwithstanding the foregoing, if prior to a Liquidity Event, Mr Kovacs' employment is terminated by the Company or an affiliate without cause more than 18 months after the Start Date, then any of the 400,000 then-outstanding and unvested RSUs that would have vested on the next applicable vesting date will vest immediately.

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Ad (f) 100,000 RSUs

Vesting. The 100,000 RSUs will vest, provided Mr Kovacs is employed as the CEO of the AVG group of companies, if the average closing price of the Company's shares on the NYSE during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the Start Date (the Share Price Goal), provided that (A) if the Share Price Goal is achieved prior to the first anniversary of Start Date, the vesting shall occur on the first anniversary of the Start Date and (B) Mr Kovacs remains employed through the applicable vesting dates and he has not provided a notice of termination as of the applicable vesting date.

Option and RSU pool

In connection with the proposed grant of 400,000 options and 500,000 RSUs to Mr Kovacs, this proposal includes the increase of the option and RSU pool under the Option Plan with 900,000 from 8,159,948 to 9,059,948 shares.

4.	Approval of RSUs and option vesting acceleration and amendments to the remuneration of the COO, Mr Giamatteo (voting item)

In accordance with Article 13.4 of the Company's Articles of Association and the By-laws of the Supervisory Board, it is proposed to amend the remuneration of Mr Giamatteo as follows:

(a) a one-off cash bonus in the gross amount of USD 100,000 payable in the month following this EGM;

(b) a one-off cash bonus in the gross amount of USD 480,000 payable in July 2014;

(c) accelerated vesting of 50,000 of his current options on 1 July 2014;

(d) accelerated vesting of 37,500 of his current RSUs on 1 July 2014; and

(e) an increase in his annual gross base salary from USD 300,000 to USD 400,000 starting in the month following this EGM,

whereby items (b) through (d) are all subject to completing service to 1 July 2014, without serving a notice of termination, whilst continuing to support the Company and its management to the best of his ability and without dismissal for cause.

5.	Approval of additional remuneration of the Chairman of the Supervisory Board, Mr Fuller (voting item)

In accordance with the remuneration policy of the Supervisory Board, it is proposed that the Supervisory Board is authorized for a period of 3 years from the approval by the General Meeting to award to Mr Fuller, as chairman of the Supervisory Board, a bonus in a gross amount of up to USD 500,000 per annum payable, at the discretion of the Supervisory Board, in cash and/or in RSUs, whereby the number of RSUs granted will be determined by dividing the amount awarded by the closing price of the Company's shares on the day of the respective relevant Annual General Meetings of Shareholders (2014, 2015 and 2016), whereby any such granted RSUs shall vest in full upon the respective relevant days of the Annual General Meetings of Shareholders and the Company having 60 days to deliver shares following vesting, all subject to the Company's applicable policies and the terms of the RSU Appendix and CCA Appendix to the Option Plan and the specific RSU award agreement between the Company and Mr Fuller.

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6.	Approval of options for Mr Esser (voting item)

In accordance with the remuneration policy of the Supervisory Board, it is proposed that Mr Esser, as member of the Supervisory Board, will be granted options for 20,000 ordinary shares in the capital of the Company, subject to the Option Plan and the specific option award agreement between the Company and Mr Esser. The vesting period for these options begins on 30 July 2013. A total of 25% of the options will vest on 30 July 2014 and the remaining 75% of the options will vest quarterly in 12 instalments of equal proportions, subject to continuance of service through the applicable vesting dates.

7.	Questions

8.	Close